Filed by First Defiance Financial Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: United Community Financial Corp.

SEC File No.: 000-24399

Filer’s SEC File No.: 000-26850

Date: September 9, 2019

Overview

•

On September 9, 2019, First Defiance Financial Corp. (First Defiance), holding company of First Federal Bank of the Midwest (First Federal Bank) and First Insurance Group, and United Community Financial Corp. (United Community), holding company of Home Savings Bank and James & Sons Insurance, announced that they are coming together as partners in a strategic merger to create a combined, stronger community bank, pending all required regulatory and shareholder approvals and other customary closing conditions.

•	Transformative partnership that creates Ohio’s premier community bank with over $6 billion in assets and best-in-class performance.

•

Pending shareholder and all necessary regulatory approvals and other customary closing conditions, transaction expected to close early in the first quarter of 2020 and convert systems, customers, and accounts in the second quarter of 2020.

Core Messages

•

Both organizations have a long-standing, community banking philosophy of superior customer service, personalized financial solutions for both personal and business customers, and a commitment to our communities.

•

Our partnership will allow us to become a stronger, larger community bank with enhanced products, services and technology including advanced digital banking, and an expanded branch network of 77 full-service locations and 12 mortgage loan offices to continue the tradition of putting the customer first.

•	The combined organization positions us for future growth and job opportunities for employees of both organizations.

•

The headquarters for the combined holding company will be located in Defiance, Ohio, and the combined bank headquarters will be located in Youngstown, Ohio. We expect to have administration and support teams located across our combined footprint and will maintain our local presence in the communities we serve.

•

First Federal Bank and Home Savings Bank will continue to be dedicated to every community we serve by donating time, talent and financial resources. Since we operate in market areas with little overlap, we do not anticipate any significant disruption in branch structure. We will continue to evaluate locations and market opportunities as we always have.

•

Combining these two well-capitalized and well-run organizations will create an even stronger entity, and our dedicated employees with a customer-first approach to service will also be an important part of our future.

•	This partnership will position the combined organization for continued, healthy growth, becoming a premier Midwest community bank.

•

Our customers and communities will remain at the center of what we do, and this partnership will only strengthen our bonds. We will continue to support our local community organizations through financial and volunteer support.

•	The combined holding company and bank will emerge as a premier Midwest community bank with a new name that reflects our shared core values, collective brand equity and expanded service capabilities.

About the Combination of First Defiance and United Community

•

The headquarters for the combined holding company will be located in Defiance, Ohio, and the combined bank headquarters will be located in Youngstown, Ohio. We expect to have administration and support teams located across our footprint and will maintain our local presence in the communities we serve.

•	The combined holding company and bank will emerge as a premier Midwest community bank with a new name that reflects our shared core values, collective brand equity and expanded service capabilities.

•

The Holding Company and Bank will both be renamed following brand research that validates the similarities and differences in the brands and clearly reflect the expanded market area, size, capabilities and scalability of the combined organization.

•

Donald P. Hileman will serve as CEO for the combined Holding Company and Bank, and Gary M. Small will serve as President for the combined Holding Company and Bank. In the first half of 2021, Donald P. Hileman will transition to Executive Chairman of the Holding Company and Bank. At that time, Gary M. Small will transition to CEO of the Holding Company and Bank.

•	Talented management team will emerge with:

Donald P. Hileman, CEO of Holding Company & Bank

Gary M. Small, President of Holding Company & Bank

Paul D. Nungester, Chief Financial Officer

Zahid Afzal, Chief Operating Officer

Dennis E. Rose, Chief Strategy Officer/Integration

Jude J. Nohra, Chief Legal Officer/Risk Officer

Vince Liuzzi, Chief Community Banking Officer

Matthew T. Garrity, Chief Lending Officer & Head of Residential Mortgage

Sharon L. Davis, Chief Human Resource Officer

Market Executives:

Gregory R. Allen – Fort Wayne

Joel P. Jerger – Toledo Metro

David D. Dygert – Columbus

Amy L. Hackenberg – Southern

James R. Williams III – Northern

Timothy K. Harris – Bowling Green and Genoa

Frank Hierro – Mahoning Valley

Rick Hull – Akron, Canton, Firelands

Donald B. Hayes Jr – Cleveland

•

Combined Board of Directors—13 members: 7 First Defiance / 6 United Community. John Bookmyer, current First Defiance Chairman, will be Chairman of the combined Board; and Rick Schiraldi, current United Community Chairman, will be named Vice Chairman.

Important Additional Information About the Merger

This communication is being made in respect of the proposed merger transaction between First Defiance and United Community. First Defiance intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of First Defiance and United Community and a prospectus of First Defiance, and each party will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to the First Defiance and United Community shareholders seeking any required shareholder approvals. Before making any voting or investment decision, investors and security holders of First Defiance and United Community are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents, because they will contain important information about the proposed transaction. The documents filed by First Defiance and United Community with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by First Defiance may be obtained free of charge at First Defiance’s website at http://www.fdef.com and the documents filed by United Community may be obtained free of charge at United Community’s website at https://www.homesavings.com. Alternatively, these documents, when available, can be obtained free of charge from First Defiance upon written request to First Defiance Financial Corp., Attention: John R. Reisner, Executive Vice President, Chief Risk Officer and Legal Counsel, 601 Clinton Street, Defiance, Ohio 43512 or by calling (419) 782-5015 or from United Community upon written request to United Community Financial Corp., 275 West Federal Street, Youngstown, Ohio 44503, Attention: Jude J. Nohra, Executive Vice President, General Counsel, Chief Risk Officer and Secretary, or by calling (330) 742-0500.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The communication is not a substitute for the joint proxy statement/prospectus that First Defiance and United Community will file with the SEC.

Cautionary Statements Regarding Forward-Looking Information

Certain statements contained in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the merger transaction between First Defiance and United Community, which are subject to numerous assumptions, risks and uncertainties. Words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Please refer to each of First Defiance’s and United Community’s Annual Report on Form 10-K for the year ended December 31, 2018, as well as their other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by First Defiance and United Community with the SEC, risks and uncertainties for First Defiance, United Community and the combined company include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of United Community’s operations with those of First Defiance will be materially delayed or will be more costly or difficult than expected; the parties’ inability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger ; the inability to complete the merger due to the failure of First Defiance’s or United Community’s shareholders to adopt the merger agreement; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed merger to close for any other reason; diversion of management’s attention from ongoing business operations and opportunities due to the merger; the challenges of integrating and retaining key employees; the effect of the announcement of the merger on First Defiance’s, United Community’s or the combined company’s respective customer and employee relationships and operating results; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; dilution caused by First Defiance’s issuance of additional shares of First Defiance common stock in connection with the merger; and general competitive, economic, political and market conditions and fluctuations. All forward-looking statements included in this filing are made as of the date hereof and are based on information available at the time of the filing. Except as required by law, neither First Defiance nor United Community assumes any obligation to update any forward-looking statement.

Participants in the Solicitation

First Defiance, United Community, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from First Defiance’s and United Community’s shareholders in connection with the merger. Information about the directors and executive officers of First Defiance and their ownership of First Defiance common stock is set forth in the definitive proxy statement for First Defiance’s 2019 annual meeting of shareholders, as previously filed with the SEC on March 8, 2019, and First Defiance’s Annual Report on Form 10-K for the year ended December 31, 2018, as previously filed with the SEC on February 28, 2019, as well as other documents filed with the SEC. Information about the directors and executive officers of United Community and their ownership of United Community common stock is set forth in the definitive proxy statement for United Community’s 2019 annual meeting of shareholders, as previously filed with the SEC on March 22, 2019, as well as other documents filed with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the merger filed with the SEC when they become available.